Filed pursuant to Rule 433

Registration Statement Nos. 333-254751 and

333-254751-02

June 14, 2021

PRICING TERM SHEET

U.S.$1,450,000,000 3.060% Fixed Rate Guaranteed Notes due 2041

Issuer:	BP Capital Markets America Inc. (“BP Capital America”)

Guarantor:	BP p.l.c. (“BP”)

Title:	Fixed Rate Guaranteed Notes due 2041 (the “2041 Notes”)

Total Principal Amount Being Issued:	$1,450,000,000

Denomination:	The 2041 Notes will be issued in denominations of $1,000 and integral multiples of $1,000.

Issuance Date:	June 17, 2021

Guarantee:	Payment of the principal of and interest on the 2041 Notes is fully guaranteed by BP.

Maturity Date:	June 17, 2041

Day Count:	30/360

Day Count Convention:	Following Unadjusted

Interest Rate:	3.060% per annum

Date Interest Starts Accruing:	June 17, 2021

Interest Payment Dates:	June 17 and December 17 of each year, subject to the Day Count Convention.

First Interest Payment Date:	December 17, 2021.

Treasury Benchmark:	2.250% due May 15, 2041

Treasury Benchmark Yield / Price:	2.110% / 102-08+

Spread to Treasury Benchmark:	T + 95 bps

Re-offer Yield:	3.060%

Business Day:	Any week day on which banking or trust institutions in neither New York nor London are authorized generally or obligated by law, regulation or executive order to close.

Ranking:	The 2041 Notes are unsecured and unsubordinated and will rank equally with all of BP Capital America’s other unsecured and unsubordinated indebtedness.

Regular Record Dates for Interest:	The 15th calendar day preceding each Interest Payment Date, whether or not such day is a Business Day.

Payment of Additional Amounts:	In the event that BP is required to withhold any taxes by the laws of the jurisdiction in which BP is incorporated from a payment under the guarantee, BP will be required, subject to certain exceptions, to pay you an additional amount so that the net amount you receive is the amount specified in the 2041 Notes to which you are entitled.

Listing:	Application will be made to list the 2041 Notes on the New York Stock Exchange, although neither BP Capital America nor BP can guarantee such listing will be obtained.

Redemption:	The 2041 Notes are not redeemable, except as described under “Description of Debt Securities and Guarantees—Optional Tax Redemption” on page 18 of the prospectus and as described below under “Optional Redemption”. The provision for optional tax redemption described in the prospectus will apply in respect of changes in tax treatments occurring after June 14, 2021.

Optional Redemption:	Prior to December 17, 2040 (the date that is six months prior to the scheduled maturity date for the 2041 Notes), BP Capital America has the right to redeem the 2041 Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2041 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2041 Notes to be redeemed that would be due if such 2041 Notes matured on December 17, 2040 (not including any portion of payments of interest accrued and unpaid to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points, plus in either case accrued and unpaid interest to the date of redemption. On or after December 17, 2040 (the date that is six months prior to the scheduled maturity date for the 2041 Notes), BP Capital America has the right to redeem the 2041 Notes, in whole or in part, at any time and from time to time at a redemption price equal to 100% of the principal amount of the 2041 Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the date of redemption. For purposes of determining the optional redemption price, the following definitions are applicable. “Treasury rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date. “Comparable treasury issue” means the U.S. Treasury security or securities selected by the quotation agent as having an actual or interpolated maturity comparable to the remaining term of the 2041 Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such 2041 Notes. “Comparable treasury price” means, with respect to any redemption date, the average of the reference treasury dealer quotations for such redemption date. “Quotation agent” means one of the reference treasury dealers appointed by BP Capital America. “Reference treasury dealer” means one of BofA Securities, Inc., Citigroup Global Markets Inc., Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, SG Americas Securities, LLC and Wells Fargo Securities, LLC or one of their affiliates, which is a primary U.S. government securities dealer in the United States (a “primary treasury dealer”), and their respective successors, and two other primary treasury dealers selected by BP Capital America, provided, however, that if any of the foregoing shall cease to be a primary treasury dealer, BP Capital America shall substitute therefor another primary treasury dealer. “Reference treasury dealer quotations” means with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent by such reference treasury dealer at 5:00 p.m. New York time on the third business day preceding such redemption date.

Sinking Fund:	There is no sinking fund.

Further Issuances:	BP Capital America may, at its sole option, at any time and without the consent of the then existing 2041 Note holders issue additional 2041 Notes in one or more transactions subsequent to the date of the related prospectus supplement dated June 14, 2021 with terms (other than the issuance date, public offering price and, possibly, the first interest payment date and the date interest starts accruing) identical to the 2041 Notes issued pursuant to the prospectus supplement. These additional 2041 Notes will be deemed part of the same series as and fungible with the 2041 Notes issued pursuant to the prospectus supplement and will provide the holders of these additional 2041 Notes the right to vote together with holders of the 2041 Notes issued pursuant to the prospectus supplement, provided that such additional 2041 Notes will be issued with no more than de minimis original issue discount or will be part of a “qualified reopening” for U.S. federal income tax purposes.

Public Offering Price:	Per Note: 100.000%; Total: $1,450,000,000

Underwriters’ Discount:	Per Note: 0.325%; Total: $4,712,500

Proceeds, Before Expenses, to Us:	Per Note: 99.675%; Total: $1,445,287,500

Underwriter:	BofA Securities, Inc.	$241,667,000

	Citigroup Global Markets Inc.	$241,667,000

	Mizuho Securities USA LLC	$241,667,000

	Morgan Stanley & Co. LLC	$241,667,000

SG Americas Securities, LLC	$241,666,000

Wells Fargo Securities, LLC	$241,666,000

CUSIP Number:	10373Q BR0

ISIN:	US10373QBR02

U.S.$550,000,000 3.379% Fixed Rate Guaranteed Notes due 2061

Issuer:	BP Capital Markets America Inc. (“BP Capital America”)

Guarantor:	BP p.l.c. (“BP”)

Title:	Fixed Rate Guaranteed Notes due 2061 (the “2061 Notes,” and with the 2041 Notes, the “Notes”)

Total Principal Amount Being
Issued:	$550,000,000. The 2061 Notes offered under this free writing prospectus will have the same terms (other than the public offering price and issuance date), form part of the same series and trade freely with the $1,250,000,000 aggregate principal amount of 3.379% Guaranteed Notes due 2061 issued on February 8, 2021 (the “Original 2061 Notes”). Upon completion of this offering, $1,800,000,000 aggregate principal amount of 2061 Notes and Original 2061 Notes will be outstanding.

Denomination:	The 2061 Notes will be issued in denominations of $1,000 and integral multiples of $1,000.

Issuance Date:	June 17, 2021

Guarantee:	Payment of the principal of and interest on the 2061 Notes is fully guaranteed by BP.

Maturity Date:	February 8, 2061

Day Count:	30/360

Day Count Convention:	Following Unadjusted

Interest Rate:	3.379% per annum

Date Interest Starts Accruing:	February 8, 2021

Interest Payment Dates:	February 8 and August 8 of each year, subject to the Day Count Convention.

First Interest Payment Date:	August 8, 2021. The interest payable on August 8, 2021 to the purchasers of the 2061 Notes will include interest deemed to have accrued from and including February 8, 2021 to, but excluding, June 17, 2021, totaling $6,659,445.83.

Treasury Benchmark:	1.875% due February 15, 2051

Treasury Benchmark Yield / Price:	2.197% / 93-00

Spread to Treasury Benchmark:	T + 125 bps

Re-offer Yield:	3.447%

Business Day:	Any week day on which banking or trust institutions in neither New York nor London are authorized generally or obligated by law, regulation or executive order to close.

Ranking:	The 2061 Notes are unsecured and unsubordinated and will rank equally with all of BP Capital America’s other unsecured and unsubordinated indebtedness.

Regular Record Dates for Interest:	The 15th calendar day preceding each Interest Payment Date, whether or not such day is a Business Day.

Payment of Additional Amounts:	In the event that BP is required to withhold any taxes by the laws of the jurisdiction in which BP is incorporated from a payment under the guarantee, BP will be required, subject to certain exceptions, to pay you an additional amount so that the net amount you receive is the amount specified in the 2061 Notes to which you are entitled.

Listing:	The Original 2061 Notes issued on February 8, 2021 are listed on the New York Stock Exchange. Application will be made to list the 2061 Notes on the New York Stock Exchange, although neither BP Capital America nor BP can guarantee such listing will be obtained.

Redemption:	The 2061 Notes are not redeemable, except as described under “Description of Debt Securities and Guarantees—Optional Tax Redemption” on page 18 of the prospectus and as described below under “Optional Redemption”. The provision for optional tax redemption described in the prospectus will apply in respect of changes in tax treatments occurring after February 3, 2021.

Optional Redemption:	Prior to August 8, 2060 (the date that is six months prior to the scheduled maturity date for the 2061 Notes), BP Capital America has the right to redeem the 2061 Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2061 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2061 Notes to be redeemed that would be due if such 2061 Notes matured on August 8, 2060 (not including any portion of payments of interest accrued and unpaid to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 25 basis points, plus in either case accrued and unpaid interest to the date of redemption. On or after August 8, 2060 (the date that is six months prior to the scheduled maturity date for the 2061 Notes), BP Capital America has the right to redeem the 2061 Notes, in whole or in part, at any time and from time to time at a redemption price equal to 100% of the principal amount of the 2061 Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the date of redemption. For purposes of determining the optional redemption price, the following definitions are applicable. “Treasury rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

“Comparable treasury issue” means the U.S. Treasury security or securities selected by the quotation agent as having an actual or interpolated maturity comparable to the remaining term of the 2061 Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such 2061 Notes. “Comparable treasury price” means, with respect to any redemption date, the average of the reference treasury dealer quotations for such redemption date. “Quotation agent” means one of the reference treasury dealers appointed by BP Capital America. “Reference treasury dealer” means one of Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC or NatWest Markets Securities Inc. or one of their affiliates, which is a primary U.S. government securities dealer in the United States (a “primary treasury dealer”), and their respective successors, and two other primary treasury dealers selected by BP Capital America, provided, however, that if any of the foregoing shall cease to be a primary treasury dealer, BP Capital America shall substitute therefor another primary treasury dealer. “Reference treasury dealer quotations” means with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent by such reference treasury dealer at 5:00 p.m. New York time on the third business day preceding such redemption date

Sinking Fund:	There is no sinking fund.

Further Issuances:	BP Capital America may, at its sole option, at any time and without the consent of the then existing 2061 Note holders issue additional 2061 Notes in one or more transactions subsequent to the date of the related prospectus supplement dated June 14, 2021 with terms (other than the issuance date, public offering price and, possibly, the first interest payment date and the date interest starts accruing) identical to the 2061 Notes issued pursuant to the prospectus supplement. These additional 2061 Notes will be deemed part of the same series as and fungible with the 2061 Notes issued pursuant to the prospectus supplement and will provide the holders of these additional 2061 Notes the right to vote together with holders of the 2061 Notes issued pursuant to the prospectus supplement, provided that such additional 2061 Notes will be issued with no more than de minimis original issue discount or will be part of a “qualified reopening” for U.S. federal income tax purposes.

Public Offering Price:	Per Note: 98.533%; Total: $541,931,500, (in each case, plus accrued interest from and including February 8, 2021 to, but excluding June 17, 2021)

Underwriters’ Discount:	Per Note: 0.400%; Total: $2,200,000

Proceeds, Before Expenses, to Us:	Per Note: 98.133%; Total: $539,731,500, (in each case, plus accrued interest from and including February 8, 2021 to, but excluding June 17, 2021)

Underwriter:	BofA Securities, Inc.	$91,667,000

	Citigroup Global Markets Inc.	$91,667,000

	Mizuho Securities USA LLC	$91,667,000

	Morgan Stanley & Co. LLC	$91,667,000

	SG Americas Securities, LLC	$91,666,000

	Wells Fargo Securities, LLC	$91,666,000

CUSIP Number:	10373Q BQ2

ISIN:	US10373QBQ29

Supplemental Information on U.S. Taxation:	BP Capital America expects that the 2061 Notes will be treated as issued in a “qualified reopening” of the outstanding $1,250,000,000 3.379% Guaranteed Notes due 2061 (CUSIP: 10373Q BQ2, ISIN: US10373QBQ29), previously issued by BP Capital America for U.S. federal income tax purposes. Debt securities issued in a qualified reopening for U.S. federal income tax purposes are deemed to be part of the same issue as the original debt securities. Under such treatment, the 2061 Notes would be deemed to have the same issue date and the same adjusted issue price as the Original 2061 Notes for U.S. federal income tax purposes. Payments on the 2061 Notes that are attributable to accrued interest for the period from and including February 8, 2021 up to and excluding the date of delivery which is expected to be June 17, 2021 should not be includible in income.

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No EEA PRIIPs KID — no EEA PRIIPs key information document (KID) has been prepared as the Notes are not available to retail in the EEA.

No UK PRIIPs KID – no UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail in the United Kingdom.

We expect that delivery of the Notes will be made to investors on or about June 17, 2021 (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Mizuho Securities USA LLC toll-free at 1-866-271-7403, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, SG Americas Securities, LLC toll-free at 1-855-881-2108, and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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